Filed by: McDermott International, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Chicago Bridge & Iron Company N.V.
Commission File Number: 001-12815

1	What was announced and what does it mean for me?

McDermott plans to combine with CB&I to create a premier fully vertically integrated onshore-offshore company with a broad EPCI service offering and market-leading technology portfolio. This combination is about growth and we believe it will bring exciting opportunities for our employees around the world. For now, it is business as usual. We cannot let today’s announcement distract us from executing on our current projects while maintaining our high standards of quality and safety.

2	Who is CB&I and why are we combining with them?

Like McDermott, CB&I has deep roots in the energy business. For more than 125 years, they have been building and engineering upstream and downstream onshore production and processing facilities including gas liquefaction plants, regasification terminals, power plants and bulk storage terminals.

McDermott and CB&I are a natural fit. We share a common culture focused on long-standing relationships, customer engagement, vertical integration and an uncompromising standard of safety and quality. McDermott and CB&I are highly complementary businesses in terms of the regions we operate in, the customers we serve and the solutions we provide. By applying McDermott’s operational excellence across our combined portfolio, we will be a best-in-class solutions provider driven by consistency in systems, processes, execution and culture.

3	Will any offices be closed and will this result in a headcount reduction?

As we have just announced the combination, there are many details that still need to be worked out. An integration planning team comprised of leaders from both McDermott and CB&I will be formed to determine how to best combine our companies. But it is important to remember that this combination is about growth and we believe it will bring exciting opportunities for our employees around the world.

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4	Will this impact my position, responsibilities, salary or benefits?

Until the transaction closes – expected in the second quarter of 2018 – we are still separate companies and must continue to operate as such. As we have just announced the combination, there are many details that still need to be worked out. An integration planning team comprised of leaders from both McDermott and CB&I will be formed to determine how to best combine our companies. As integration planning progresses, and these details have been determined, we will be able to provide more information.

5	What will the integration process look like, who will lead it and how long will it take?

Planning for integration is just getting started. We can only start integrating the two companies after the transaction has closed, which is expected in the second quarter of 2018. The integration team will be led by Tony Brown, McDermott’s Vice President of Strategy, and James Sabin, CB&I’s Executive Vice President of Global Operations Services. As integration planning progresses, we will be able to provide more information.

6	What will the leadership of the new company look like and where will it be headquarterd?

Once the transaction has closed, the combined company will be led by David Dickson, the current President and Chief Executive Officer of McDermott. Stuart Spence, current Executive Vice President and Chief Financial Officer of McDermott, will become Executive Vice President and Chief Financial Officer. And, John Freeman Senior Vice President, General Counsel and Corporate Secretary will become Senior Vice President, General Counsel and Corporate Secretary. Operational leadership of the combined company will include representatives from both companies. Following the closing of the transaction, the combined company will be headquartered in the Houston area.

7	What does this mean for Fit 2 Grow (F2G)?

Our F2G initiative is an effort to ensure sustainable profitable growth and success as a company despite the industry’s “lower for longer” environment. Our F2G teams are still tasked with delivering results by the end of the first quarter of 2018. Like F2G, this combination is about growth.

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8	Can I talk to CB&I employees about the transaction?

McDermott and CB&I are still separate companies and we must continue to operate as such until the transaction has closed. When discussing the transaction with others, you should limit your conversation to publicly available information.

9	What should I say if I’m asked about the transaction?

As always, should you be contacted by members of the media, investors or other interested third parties regarding this transaction, they should be directed to the following people, consistent with company policy:

Media: Adam Morgan

amorgan@mcdermott.com

Investors: Lauren Dukes

ldukes@mcdermott.com

It is important not to speculate on rumors around the office or on stories in the media. We will continue to update you on progress as the integration planning process progresses.

10	Where can I find more information about the combination?

We are committed to keeping you informed throughout the process and will provide regular updates as information becomes available. In the meantime, if you have any questions you should speak to your manager or HR business partner first. If they can’t answer your questions, please email questions@mcdermott.com. You can also find information about the combination on LinQ

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Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, McDermott International, Inc. (“McDermott”) intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that will include (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. (“CB&I”), which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. to be used in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. After the registration statement is declared effective by the SEC, McDermott and CB&I intend to mail a definitive proxy statement/prospectus to shareholders of McDermott and shareholders of CB&I, McDermott or McDermott Technology, B.V. intends to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter CB&I intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document has not yet commenced. The solicitation and offer to purchase shares of CB&I’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http:// www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 24, 2017. Information regarding the officers and directors of CB&I is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 24, 2017. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

Various statements in this document, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to: anticipated cost and revenue synergies, best-in-class operations, opportunities to capture additional value from market trends, maintenance of a consistent customer approach to pricing, safety and transition issues, free cash flow and permanent financing. These forward-looking statements speak only as of the date of this report; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following: the ability of McDermott and CB&I to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination; the risk that a condition to the closing of the anticipated combination may not be satisfied or that the anticipated combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined company following the anticipated combination; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination, adverse changes in the markets in which McDermott and CB&I operate or credit markets, the inability of McDermott or CB&I to execute on contracts in backlog successfully, changes in project design or schedules, the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I, changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings, and the other risk factors discussed in McDermott’s and CB&I’s most recent Annual Reports on Form 10-K, as well as each company’s other filings with the SEC. These factors are not necessarily all the factors that could affect McDermott or CB&I. Unpredictable or unanticipated factors could also have material adverse effects on actual results of matters that are the subject of these forward-looking statements. We do not intend to update our description of important factors each time a potential important factor arises, except as required by applicable securities laws and regulations. We advise our security holders that they should (1) be aware that factors not referred to above could affect the accuracy of these forward-looking statements and (2) use caution and common sense when considering these forward-looking statements.

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